SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
                       Dixon Mill Investor, LLC (offeror)
                       MPF Pacific Gateway, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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    Transaction Valuation: $8,170,000(1)          Amount of Filing Fee: $1,634
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(1) Calculated as the product of the total Units available for purchase and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable     Filing party:  Not Applicable
     Form or registration no.:  Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon and MPF are referred to herein as the "Purchasers"), to purchase ALL Units of limited partnership interests ("Units") not already held by Purchasers and their affiliates in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     SUMMARY OF THE OFFER

     The Eighth (8th) bullet point of the section is hereby amended and restateds in its entirety as follows:

     "None of the Purchasers is affiliated with the Partnership or Wilder Richman Historic Corporation (the "General Partner"), the Partnership's general partner. The Partnership owns all of the limited partnership interests in three separate partnerships (the "Operating Partnerships"). Each Operating Partnership owns one phase of an aggregate 433-unit residential apartment complex located in Jersey City, New Jersey, which phases  are  described  in this  Offer  to  Purchase  as the  Partnership's properties even though they are actually owned by the Operating Partnerships. References herein to the Partnership's properties refer to the 433-unit residential apartment complex owned by the Operating Partnerships. The general partner of the Operating Partnerships is Dixon Venture Corp. (the "Operating General Partner"). Members of Dixon and the shareholders of the Operating General Partner are the same. Dixon owns Units of the Partnership but is not affiliated with the Partnership or the General Partner. The General Partner of the Partnership may be expected to communicate its position on the Offer in the next two weeks."

     DETAILS OF THE OFFER

     7. Conditions of the Offer

     Paragraph (d) of the Section is hereby amended and restated in its entirety as follows.

          "(d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, or results of operations of the Partnership, which event is materially adverse or with the passage of time would be materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties;"

     Paragraph (f) of the Section is hereby amended to delete the phrase "the Purchaser," from the clause.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2005


                               EVEREST PROPERTIES II, LLC


                               By: /S/ DAVID I. LESSER
                                   ------------------------
                                   David I. Lesser
                                   Executive Vice President



                                DIXON MILL INVESTOR, LLC


                                By: /S/ MARK M. BAVA
                                    ---------------------
                                    Mark M. Bava
                                    Authorized Agent



                                MPF PACIFIC GATEWAY, LLC
                                By: MacKenzie Patterson Fuller, Inc., Manager


                                By: /S/ CHIP PATTERSON
                                    -----------------------
                                    Chip Patterson
                                    Senior Vice President